SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

First Quarter Results
CEO and CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

FIRST QUARTER REPORT

MARCH 31, 2005

TABLE OF CONTENTS

ITEM 1.     Financial Statements

Consolidated Balance Sheets at March 31, 2005 (unaudited) and December 31, 2004

Unaudited Consolidated Statements of Operations for the Three Month Period ended March 31, 2005 and 2004

Unaudited Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2005

Unaudited Consolidated Statements of Cash Flows for the Three Period ended March 31, 2005 and 2004

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.
Consolidated Balance Sheets

	March 31,	December 31,
(Stated in U.S. $000’s)	2005	2004
	(Unaudited)	(Note 1)
ASSETS

Current
Cash	$105,560	$122,577
Accounts receivable (Note 2)	15,251	10,286
Broken ore on leach pads	10,408	9,929
Inventories	5,212	5,575
Prepaid expenses	4,934	2,996
Other current assets	3,141	3,117
Current assets of discontinued operations (Note 2)	—	36,636

	144,506	191,116
Long-term investments (Note 3)	14,604	16,281
Mining property, plant and equipment	132,914	132,599
Other mineral property interests (Note 4)	50,180	50,316
Other capital assets	10,973	8,909
Future income taxes	671	782
Other assets	5,192	5,333
Deferred recoverable amount on sale of assets (Note 2)	8,557	—
Non-current assets of discontinued operations (Note 2)	—	29,320

	$367,597	$434,656

LIABILITIES

Current
Accounts payable and accrued liabilities	$19,191	$24,764
Current portion of long-term debt (Note 5)	3,750	7,500
Current assets of discontinued operations (Note 2)	—	14,082

	22,941	46,346
Loans payable to related parties	5,088	5,088
Other liabilities	11,074	11,040
Future income taxes	12,709	12,788
Non-controlling interest	3,287	3,713
Non-current liabilities of discontinued operations (Note 2)	—	26,380

	55,099	105,355

SHAREHOLDERS’ EQUITY

Share capital (Note 6)
Authorized Unlimited number of preferred shares without par value Unlimited number of common shares without par value
Issued and outstanding 293,767,721 (2004 -292,870,998) common shares	875,338	873,536
Additional paid-in capital	24	210
Contributed surplus	13,060	11,863
Deficit	(575,924)	(556,308)

	312,498	329,301

	$367,597	$434,656

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations

	Three months ended March 31,
(Stated in U.S. $000’s)	2005	2004
(Unaudited)		(Note 1)

Revenue	$15,144	$9,386
Cost of operations	(4,057)	(2,541)
Depreciation and depletion	(1,631)	(1,285)

Operating profit	9,456	5,560

Expenses
General and administrative	(4,916)	(5,342)
Interest expense	(251)	(299)
Exploration expenses	(24,408)	(20,662)
Depreciation	(413)	(462)

Loss before the following	(20,532)	(21,205)

Other income (expenses)
Mining property care and maintenance costs	(852)	(1,046)
Interest income	661	411
Foreign exchange loss	(682)	(1,803)
Gain on sale of investments	—	1,248
Write-down of carrying value of long-term investment (Note 3)	(1,438)	—
Share of loss of significantly influenced investees	(239)	(398)
Other	3	(73)

Loss before income and capital taxes, non-controlling interest and discontinued operations	(23,079)	(22,866)
Provision for income and capital taxes	(1,501)	(1,044)

Loss before non-controlling interest and discontinued operations	(24,580)	(23,910)
Non-controlling interest	426	119

Net loss from continuing operations	(24,154)	(23,791)
Net income (loss) from discontinued operations (Note 2)	4,538	(8,602)

Net loss	$(19,616)	$(32,393)

Basic and diluted earnings (loss) per share from
Continuing operations	$(0.08)	$(0.09)
Discontinued operations	$0.01	$(0.03)

	$(0.07)	$(0.12)

Weighted average number of shares outstanding (in 000’s)	293,313	271,370

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)

(Unaudited)

	Share Capital		Additional
	Number		Paid-In	Contributed
	of Shares	Amount	Capital	Surplus	Deficit	Total

Balances, December 31, 2004	292,870,998	$873,536	$210	$11,863	$(530,090)	$355,519
Effect of accounting change (Note 1(b))		—	—	—	(26,218)	(26,218)
Shares issued for:
Exercise of stock options	842,534	1,413	(186)	(319)	—	908
Other capital assets purchased (Note 8(a))	50,000	362	—	—	—	362
Share purchase plan	4,189	27	—	—	—	27
Stock compensation charged to operations	—	—	—	1,516	—	1,516
Net loss	—	—	—	—	(19,616)	(19,616)

Balances, March 31, 2005	293,767,721	$875,338	$24	$13,060	$(575,924)	$312,498

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(Stated in U.S. $000’s)	2005	2004
(Unaudited)		(Note 1)

OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net loss	$(24,154)	$(23,791)
Items not involving use of cash
Depreciation and depletion	2,044	1,747
Write-down of carrying value of long-term investments	1,438	—
Non-cash interest expense	157	131
Unrealized foreign exchange (gain) loss	(499)	270
Share of loss of significantly influenced investees	239	398
Gain on sale of investments	—	(1,248)
Non-cash stock-based compensation	1,516	2,187
Non-controlling interest	(426)	(119)
Future income taxes	32	102
Decrease in non-current portion of royalty payable	(108)	(431)

	(19,761)	(20,754)
Net change in non-cash operating working capital items (Note 8(c))	(5,992)	(120)

	(25,753)	(20,874)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Proceeds from sale of discontinued operations	15,000	—
Proceeds from sale of investments	—	2,461
Expenditures on mining property, plant and equipment	(1,946)	(1,252)
Expenditures on other mineral property interests	—	(20,009)
Expenditures on other capital assets	(1,979)	(1,742)
Expenditure on other assets	(8)	(11)
Other	(2,079)	(845)

	8,988	(21,398)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Share capital and special warrants issued	935	183
Repayment of long-term debt	(3,750)	(3,750)

	(2,815)	(3,567)

EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES ON CASH FROM CONTINUING OPERATIONS	509	(298)

NET CASH OUTFLOW FROM CONTINUING OPERATIONS	(19,071)	(46,137)
NET CASH INFLOW (OUTFLOW) FROM DISCONTINUED OPERATIONS	2,054	(1,770)
CASH, BEGINNING OF PERIOD	122,577	106,994

CASH, END OF PERIOD	$105,560	$59,087

Cash is comprised of:
Cash on hand and demand deposits	$34,915	$33,856
Short-term money market instruments	70,645	25,231

	$105,560	$59,087

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2004 (the “Annual Financial Statements”). These financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements, except as disclosed in (b) below. Certain of the comparative figures have been reclassified to conform with the presentation in these financial statements. In particular, the results of operations and cash flows of ABM Mining Limited (“ABM”) for the three months ended March 31, 2004 (Note 2) have been classified as discontinued operations.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF, on the basis that the consensus results in a more reliable, relevant and consistent application of GAAP. This change has been applied retroactively. The effect of this change was to increase the deficit at January 1, 2004 by $18,329,000 and to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share). The net loss for the three months ended March 31, 2004 was also increased by $4,521,000 ($0.02 per share) as a result of this change.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

2.     DISCONTINUED OPERATIONS

In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet sales of 1.8 million tonnes and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005 and the second payment of $6.5 million is due on July 31, 2005 and is included in accounts receivable at March 31, 2005. The future payments will be made over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne.

Ivanhoe Mines expects to recover the deferred amount on the sale of $8,557,000 at March 31, 2005 through expected future cash flows arising from the sale of the Project, and any excess will be included in operations if, as and when realized.

The following table present summarized financial information related to discontinued operations:

	Two months ended	Three months ended
	February 28, 2005	March 31, 2004

REVENUE	$18,031	$18,366
COST OF OPERATIONS	(11,965)	(25,632)
DEPRECIATION AND DEPLETION	(868)	(1,003)

OPERATING PROFIT (LOSS)	5,198	(8,269)
EXPENSES
General and administrative	(4)	(10)
Interest expense	(203)	(237)

INCOME (LOSS) BEFORE THE FOLLOWING	4,991	(8,516)
Interest income	16	53
Foreign exchange loss	(285)	(118)
Other expense	(191)	(53)

INCOME (LOSS) BEFORE INCOME TAXES	4,531	(8,634)
Recovery of income taxes	7	32

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$4,538	$(8,602)

Net cash provided by (used in) operating activities	$2,592	$(992)
Net cash used in investing activities	(502)	(668)
Net cash used in financing activities	(37)	(14)
Effect of exchange rate changes on cash flows from discontinued operations	1	(96)

NET CASH INFLOW (OUTFLOW) FROM DISCONTINUED OPERATIONS	$2,054	$(1,770)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

3.     LONG-TERM INVESTMENTS

During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the quoted market value of Ivanhoe Mines’ investment in Olympus decreased significantly below its carrying value. Accordingly, the Company made an impairment provision of $1,438,000 against this investment.

4.     OTHER MINERAL PROPERTY INTERESTS

	March 31,	December 31,
	2005	2004
Mongolia:
Oyu Tolgoi	$42,985	$42,999
Other	159	159
Australia	5,600	5,722
Inner Mongolia, China	1,436	1,436

	$50,180	$50,316

5.     LONG-TERM DEBT

JVCo’s loan of $7,500,000 (of which $3,750,000 is Ivanhoe Mines’ proportionate share) at March 31, 2005 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in August 2005. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo.

This debt is non-recourse to the Company.

6.     SHARE CAPITAL

During the three months ended March 31, 2005, 75,000 options were granted. These options have a weighted average exercise price of Cdn$9.10, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$4.88 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.86%, a dividend yield of nil% and an expected volatility of 62.0%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

7.     SEGMENTED INFORMATION

THREE MONTHS ENDED MARCH 31, 2005
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$15,144	$—	$—	$15,144
Cost of operations	(4,057)	—	—	(4,057)
Depreciation and depletion	(1,631)	—	—	(1,631)

Operating profit	9,456	—	—	9,456
General and administrative	(131)	—	(4,785)	(4,916)
Interest expense	(162)	(31)	(58)	(251)
Exploration expenses	—	(24,408)	—	(24,408)
Depreciation	—	(413)	—	(413)

Income (loss) before the following	9,163	(24,852)	(4,843)	(20,532)
Mining property care and maintenance costs	—	—	(852)	(852)
Interest income	66	46	549	661
Foreign exchange loss	(113)	(88)	(481)	(682)
Share of loss of significantly influenced investees	—	—	(239)	(239)
Write-down of carrying value of long-term investment	—	—	(1,438)	(1,438)
Other income	1	2	—	3

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	9,117	(24,892)	(7,304)	(23,079)
Provision for income and capital taxes	(1,445)	(27)	(29)	(1,501)

Income (loss) before non-controlling interest and discontinued operations	7,672	(24,919)	(7,333)	(24,580)
Non-controlling interest	—	426	—	426

Net income (loss) from continuing operations	$7,672	$(24,493)	$(7,333)	$(24,154)

Expenditures on capital assets	$793	$2,333	$1,161	$4,287

Total assets
Continuing operations	$164,410	$88,450	$106,180	$359,040
Discontinued operations	—	—	$8,557	$8,557

	$164,410	$88,450	$114,737	$367,597

THREE MONTHS ENDED MARCH 31, 2004
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$9,386	$—	$—	$9,386
Cost of operations	(2,541)	—	—	(2,541)
Depreciation and depletion	(1,285)	—	—	(1,285)

Operating profit	5,560	—	—	5,560
General and administrative	(169)	—	(5,173)	(5,342)
Interest expense	(227)	(29)	(43)	(299)
Exploration expenses	—	(20,662)	—	(20,662)
Depreciation	—	(462)	—	(462)

Income (loss) before the following	5,164	(21,153)	(5,216)	(21,205)
Mining property care and maintenance costs	—	—	(1,046)	(1,046)
Interest income	1	41	369	411
Foreign exchange loss	(60)	(206)	(1,537)	(1,803)
Gain on sale of investments	—	—	1,248	1,248
Share of loss of significantly influenced investees	—	—	(398)	(398)
Other income (expenses)	1	196	(270)	(73)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	5,106	(21,122)	(6,850)	(22,866)
Provision for income and capital taxes	(890)	(15)	(139)	(1,044)

Income (loss) before non-controlling interest and discontinued operations	4,216	(21,137)	(6,989)	(23,910)
Non-controlling interest	—	119	—	119

Net income (loss) from continuing operations	$4,216	$(21,018)	$(6,989)	$(23,791)

Expenditures on capital assets	$1,167	$1,747	$89	$3,003

Total assets
Continuing operations	$143,716	$80,428	$113,852	$337,996
Discontinued operations	—	—	46,347	46,347

	$143,716	$80,428	$160,199	$384,343

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

8.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	During the three months ended March 31, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.

(b)

	Three Months Ended March 31,
$(000)	2005	2004

Interest paid	202	243
Income and capital taxes paid	24	112

(c)	Net change in non-cash working capital items:

	Three Months Ended March 31,
$(000)	2005	2004

(Increase) decrease in:
Accounts receivable	1,535	(1,029)
Broken ore on leach pads	(479)	(651)
Inventories	363	(108)
Prepaid expenses	(1,814)	(1,206)
Other current assets	(24)	2,000
Increase (decrease) in:
Accounts payable and accrued liabilities	(5,573)	874

	(5,992)	(120)

1	Interim Report For the three months ended March 31, 2005	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

		Transfer Agents and Registrars	Contact Information
At May 12, 2005 the Company had 293.9 million common shares issued and outstanding and warrants and stock options exercisable for 9.1 million additional common shares.		CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755

Highlights

Oyu Tolgoi Project - On May 3, 2005 a new independent resource estimate was released based on drilling results up to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.

The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.

In addition to the indicated resources, the Hugo Dummett deposit contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.

Sale of Savage River - In February 2005, the Company sold the Savage River operations for guaranteed cash payments of $21.5 million plus a series of contingent, annual payments based on future pellet prices. These future payments, to be made over a five-year period, will begin in March 2006. The Company expects to receive cumulative payments totaling approximately $44 million by the end of March 2006 and additional future contingent annual considerations, based on future iron ore prices and Savage River’s metal production.

S&K Mine - In Q1’05, cathode production from the mine totaled 9,603 tonnes (net 4,802 to the Company) representing a 25% increase over the same period in 2004. During the quarter, operating profit from the mine totaled $9.5 million compared to $5.6 million in Q1’04.

Results of Operations - In Q1’05, the Company recorded a net loss of $19.6 million (or $0.07 per share) compared to a net loss of $32.4 million (or $0.12 per share) in Q1’04. The decrease in net loss between the two quarters is mainly due to higher copper production and prices in Q1’05, as well as higher iron ore pellet prices received in Q1’05 by the Savage River operation.

Strategic Alliance - On March 30, 2005, the Company announced the formation of a strategic alliance with Mitsui &Co., Ltd. (“Mitsui”) of Japan. The purpose of the alliance is for the two companies to jointly develop copper/gold and coal projects in the South Gobi Region and to deliver transportation, electrical energy and other infrastructure services related to these projects.

Exploration activities other than Oyu Tolgoi - In 2005, the Company announced several new exploration efforts or discoveries. In January, the Company announced its plan to initiate a drilling program to delineate the coal resources on its Nariin Sukhait property, located in southern Mongolia. In March, the Company announced the discovery of a new deposit of potentially significant iron oxide copper-gold mineralization on its Cloncurry project. In April, the Company announced its plan to start a significant drilling program on several gold-rich copper porphyry targets, based on results from an Induced Polarization survey of the Bronze Fox District.

MANAGEMENT’S DISCUSSION AND ANALYSIS — Q1’05
(Stated in U.S. dollars except where noted)

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2005 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2004. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is May 12, 2005.

Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

CORPORATE STRATEGY & OUTLOOK

Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.

Develop Oyu Tolgoi Project - Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company intends to devote most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. High priority also will be placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.

Stability Agreement - During Q1’05, discussions continued with Mongolian authorities and the Company anticipates that the Stability Agreement will be finalized and executed in 2005. The life span of the Oyu Tolgoi Project is currently estimated to exceed 40 years, so the completion and execution of a satisfactory Stability Agreement that will crystallize such issues as taxes, power, labour, land use and water rights, is essential to allow the Company to finance the development of the Oyu Tolgoi Project. In Q1’05, management provided a comprehensive briefing on the project to the Cabinet of the Mongolian government, in a public forum.

Integrated Development Plan - Rather than wait for the approval of the Stability Agreement, which would provide certainty for several key aspects required by a bankable feasibility study, the Company intends to release a revised preliminary assessment report (the Oyu Tolgoi “Integrated Development Plan”), late in Q2’05. The plan will address the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).

In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development will accomplish this requirement.

Financing alternatives - The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

During Q1’05, the Company continued its discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

Asset rationalization - The Company is continuing to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all. Pursuant to the Company’s non-core asset disposal strategy, the Company sold its Savage River Mine in February 2005. See “Review of Operations — Discontinued Operations”.

Liquidity and future funding requirements - The Company’s existing cash resources together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured — to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

SELECTED FINANCIAL INFORMATION

($ in millions of U.S. dollars, except per share information)

	Quarter ended March 31,
	2005	2004(1)
Copper
Revenue	15.1	9.4
Operating profit	9.5	5.6
Exploration expenses	24.4	20.7
General and administrative costs	4.9	5.3
Foreign exchange loss	0.7	1.8
Net (loss) from continuing operations	(24.2)	(23.8)
Net income (loss) from discontinued operations	4.5	(8.6)
Net (loss)	(19.6)	(32.4)
Net income (loss) per share
Continuing operations	$(0.08)	$(0.09)
Discontinued operations	$0.01	$(0.03)
Total assets	367.6	384.4

Continuing operations
Capital expenditures	4.3	3.0

Continuing operations
Copper cathode - 50% share
Units sold — tonnes	4,670	3,734
Units produced — tonnes	4,802	3,836

Average sale price
Copper cathode — US$/pound	$1.56	$1.20

(1)   Certain numbers have been restated due to the adoption of new accounting standards.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

SELECTED QUARTERLY DATA

(Expressed in millions of U.S. dollars, except per share amounts)	Quarter ended
	Mar 31	Dec 31	Sept 30	Jun 30
	2005	2004(1)	2004(1)	2004(1)

Revenue	15.1	14.1	9.8	10.8
Operating profit (loss)	9.5	8.7	5.8	6.7
Total exploration	24.4	24.3	28.4	24.8
Gain (loss) on exchange	(0.7)	3.4	4.2	(1.4)
Net (loss) from continuing operations	(24.1)	(26.6)	(25.4)	(23.2)
Gain (loss) from discontinued operations	4.5	8.8	(0.1)	1.4

Net (loss)	19.6	(17.8)	(25.5)	(21.8)
Net profit (loss) per share
Continuing operation	(0.08)	(0.09)	(0.09)	(0.09)
Discontinued operations	0.01	0.03	0.00	0.01

Total	(0.07)	(0.06)	(0.09)	(0.08)

	Mar 31	Dec 31	Sept 30	Jun 30
	2004(1)	2003(1)	2003(1)	2003(1)

Revenue	9.4	6.8	6.0	5.5
Operating profit (loss)	5.6	1.0	1.8	(3.9)
Total exploration	20.7	21.2	20.8	15.2
Gain (loss) on exchange	(1.8)	5.1	(1.2)	5.9

Net (loss) from continuing operations	(23.8)	(13.0)	(27.5)	(17.8)
Gain (loss) from discontinued operations	(8.6)	(1.8)	(0.5)	(6.0)
Net (loss) from continuing operations	(32.4)	(14.8)	(28.0)	(23.8)
Net profit (loss) per share
Continuing operation	(0.09)	(0.05)	(0.11)	(0.07)
Discontinued operations	(0.03)	(0.01)	0.00	(0.03)

Total	(0.12)	(0.06)	(0.11)	(0.10)

(1)   Certain numbers have been restated due to the adoption of new accounting standards.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

REVIEW OF OPERATIONS

A)     EXPLORATION

Exploration expenses in Q1’05 totaled $24.4 million, compared to $20.7 million in Q1’04. The $3.7 million increase in costs was mainly due the increase in mineral property renewal fees in Mongolia and the increase in drilling and exploration activities on other Mongolian properties.

a)	Oyu Tolgoi Project, Mongolia - At the end of March 2005, Ivanhoe Mines held four mining licences at Oyu Tolgoi totaling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51%-owned subsidiary of the Company, interests in exploration licences covering approximately 12.5 million hectares. In Q1’05, Ivanhoe Mines spent $22.4 million (Q1’04 — $18.4 million) on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi project ($17.9 million), the Kharmagtai project ($0.5 million), the Bronze Fox District ($0.3 million), and licence holding fees and general reconnaissance projects ($3.7 million).

i)	Oyu Tolgoi Exploration.

Drilling program - In Q1’05 the bulk of Ivanhoe Mines’ drilling efforts were focused on upgrading resource delineation on the Hugo North deposit. A total of 33,440 metres were drilled during the quarter as follows:

	Metres		Metres
Resource delineation		Exploration drilling
Hugo North	15,052	Hugo North	1,581
South West Oyu	8,951	Entrée property	3,629
Geotechnical drilling	880	Other	2,552
Sterilization drilling	795
Total drilling	25,778	Total drilling	7,762

Resource delineation drilling at Hugo North was focused on areas identified as potentially hosting the first seven years of block-cave mining on the deposit, as well as significant portion of the other relevant areas identified as potentially representing the first 14 years of an underground mine plan. Future exploration drilling will focus on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée Joint-Venture property, as well as testing satellite deposits throughout the Oyu Tolgoi property

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

Resource estimate - On May 3, 2005 a new independent resource estimate was released by AMEC E&C Services (AMEC) of Canada, based on drilling results to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.

The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.

In addition to the indicated resources, the Hugo Dummett deposit contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off. Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.

Ivanhoe Mines’ drilling has now extended the length of the Hugo North high-grade copper-gold discovery to greater than 1.8 kilometres. Hugo North is part of the now 3.0-plus-kilometre-long Hugo Dummett deposit, which in turn is part of the now 6.1-kilometre-long chain of copper and gold porphyry deposits discovered to date by the Company at Oyu Tolgoi.

ii)	Oyu Tolgoi Integrated Development Plan

Expected report date - Work continued during the quarter with the intention to complete and release an Integrated Development Plan by late Q2’05.

Bulk sample - A bulk sample shaft to a depth of 74 metres was completed in January 2005 and samples were shipped to laboratories located in Ontario, Canada. Starting in April 2005, the bulk samples will be analyzed using a semiautogenous pilot plant. During the quarter, metallurgical flotation test work was also being conducted in Perth, Australia.

Exploration shaft - Engineering work on an exploration shaft continued during the quarter and construction on the headframe foundation and work on shaft collar excavation started in February 2005.

Equipment procurement - During the quarter a procurement team was assembled in China to assist in locating and facilitating the acquisition and transport of various equipment from China to Mongolia. In March 2005, following successful negotiations between the Chinese and Mongolian authorities, the first convoy, consisting of twenty two trucks, crossed the border delivering a concrete batch plant and an aggregate crushing plant to the Oyu Tolgoi project. Discussions are ongoing with Chinese and Mongolian authorities to permit the border to be operating year round.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

Water study - An impact study on the water use from two aquifers was completed in Q1’05 to determine the water demand required for a 70,000 tonne per day process rate. Other analysis were also performed to determine the increase in water demand required by an 85,000 tonne per day scenario.

Power Studies - One important aspect of the Stability Agreement deals with the source and availability of electrical power for the Oyu Tolgoi project. During the quarter studies were initiated to look at the possibility of using Mongolian coal as a source of power generation for the Oyu Tolgoi project.

iii)	Shivee Tolgoi earn-in agreement with Entrée Gold Inc.

On May 3, 2005, the Company announced the results of hole EGD006, collared five metres north of Entrée Gold-Ivanhoe Joint-venture boundary. Hole EGD006 intersected 216 metres, starting at a depth of 1,008 metres, grading 2.95% copper and 1.35 g/t gold (copper equivalent grade of 3.83%), including 110 metres grading 4.58% copper and 2.02% g/t gold (copper equivalent grade of 5.89%)

A total of four drill rigs are currently testing the possible strike extension of the Hugo North deposit with 150-metre to 450-metre step outs from the property boundary. Drill holes are targeting a deep, subtle induced polarization (“IP”) feature which may reflect the continuation of Hugo North mineralization. Recent drilling suggest that the northern extension of the deposit onto Entrée’s property is now subparallel to existing fault structures, such that the deposit extension is open indefinitely to the northeast rather than structurally cut off as previously believed.

b)	Other Mongolian copper/gold exploration projects.

Various exploration work was performed in Q1’05 mainly on the Kharmagtai property and the Bronze Fox District. On April 26, 2005, the Company announced the completion of an IP survey and the intended diamond drilling to start in mid-May on various targets contained within the Bronze Fox District. The district currently contains four copper-gold prospects, the Bronze Fox, East Fox, West Fox and Tourmaline Hills prospects. The Bronze Fox District, discovered in 2004 through exploration efforts consisting of surface mapping, geophysics and extensive rock-chip sampling, is contained within a 14 kilometre-long corridor of alteration and mineralization located approximately 140 km northeast of the Oyu Tolgoi Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

c)	Mongolian coal projects.

Nariin Sukhait Coal Project - The Company’s objective is to formulate a multifaceted approach to fast-track the development of this resource. In February 2005, the Company initiated a three rigs drilling program at the Nariin Sukhait Coal project. On April 26, 2005, the Company announced that two additional diamond drill rigs had been sent to the project in order to assist with the on-going resource-delineation drilling program on properties, 100% owned by the Company and located along the strike extensions of the operating Nariin Sukhait coal mine. The Nariin Sukhait coal mine is owned and operated by a Mongolian-Chinese joint venture company.

d)	Other

i)	China: Jinshan Gold Mines Inc (“Jinshan”).

On April 29, 2005, the management of Jinshan announced the release of an independently prepared assessment and technical report for Project 217. In February 2005, the measured and indicated resources for Project 217 contained 83 million tonnes grading 0.82 g/t gold (using a cut-off of 0.5 g/t gold and a gold price of $400 per ounce). In addition, Project 217 contains an estimated 37 million tonnes of inferred resources grading 0.89 g/t gold. Disclosure of a scientific or technical nature in this MD&A in respect of Project 217 was prepared under the supervision of Mario E. Rossi, an independent consultant with GeoSystems International Inc., Florida, U.S.A. and a qualified person under National Instrument 43-101. During the quarter, efforts continued to conduct engineering and metallurgical testing to determine the optimal open-pit mining scenarios and advance the project’s mine engineering studies towards a bulk-tonnage, low-grade, heap-leach gold mining operation.

Jinshan and the Company equally share a 96.5% ownership in Project 217. At the end of Q1’05, the Company also held 18.7 million common shares (38.5%) of Jinshan.

ii)	Inner Mongolia, China: Ivanhoe Mines.

In January 2005, the Chinese Ministry of Land & Resources authorized the transfer of six exploration licences into Ivanhoe Mines’ Yahao joint venture. The joint venture also obtained from the Inner Mongolia provincial government a 30-year permanent Business Licence. Ivanhoe Mines has the right to earn interests ranging from 80% to 90% in mineral projects developed under the exploration and mining licences held by the Yahao joint venture.

The six exploration licences are evenly split among the following three projects: the Siwumuchang gold-silver project, the Whu Zhu Er Ga Shun copper-gold project and the Ba Ri Tu nan gold-silver project. Ivanhoe Mines also is maintaining its efforts to obtain approval from the local government authorities for the transfer of various exploration licences into the Oblaga joint venture.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

iii)	Australia: Cloncurry

In Q1’05 the Company announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization at the Swan prospect. The new discovery, located 600 metres southwest of the former Mount Elliott gold and copper mine, has a 300-metre-wide by 400-metre-long magnetic anomaly signature. A total of six diamond drill holes, one of which reached a depth of at least 350 metres below surface, encountered chalcocite and gold mineralization. The mineralization is open-ended along strike and to depth. Ivanhoe Mines’ management believes that the area has excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine , or the Olympic Dam Mine, in South Australia.

In 2005, Ivanhoe Mines is planning to recommence diamond drilling to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization, and to conduct metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material.

Kazakhstan: Bakyrchik Project.

During Q1’05, a total of approximately 23,000 tonnes of material from the tailings pond was re-processed through gravity-table circuits, generating a total of approximately 247 tonnes of gold concentrate averaging approximately 60 grams of gold per tonne. During Q1’05 the project received proposals from different suppliers and contractors for the fabrication and installation of equipment and construction of the roasting plant. Construction for the rotary kiln process started during the quarter, including the purchase of approximately $1 million in equipment. Various inoperative structures were dismantled during the quarter and the steel and other usable material were recycled in building some parts of the new roasting plant infrastructure such as the cooling section and the ore preparation plant.

At the end of April 2005, following a meeting with all statutory agencies, the State Governor requested that all construction activities for the project be temporarily halted, pending the completion of a technical review by the East Kazakhstan Department of Environment Protection of the Ministry of Environment.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

B)     MINING OPERATIONS

MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended March 31,
		Total Operation				Company's 50% net share
				% Increase				% Increase
		2005	2004	(decrease)		2005	2004	(decrease)
Total tonnes moved (1)	Tonnes (000's)	3,616	2,634	37%
Tonnes of ore to heap	Tonnes (000's)	2,444	1,417	72%
Ore grade	CuCN %	0.62%	0.76%	(19%	)
Strip ratio	Waste/Ore	0.40	0.76	(48%	)
Cathode production	Tonnes	9,603	7,672	25%		4,802	3,836	25%
Tonnage sold	Tonnes	9,339	7,468	25%		4,670	3,734	25%
Average sale price received	US$/pound					$1.56	$1.20	29%
Sales	US$(000)					15,144	9,386	61%
Cost of operations	US$(000)					4,057	2,542	60%
Operating profit	US$(000)					9,456	5,559	70%
Cost of operations	US$/pound					$0.39	$0.31	28%

(1)   Includes ore and waste material

Copper prices on the London Metal Exchange averaged $1.48 per pound in Q1’05, compared to $1.24 per pound in Q1’04.

Cathode production in Q1’05 totaled 9,603 tonnes, the highest rate achieved since inception, representing an annual throughput rate of 38,400 tonnes, an increase of 10% over Q4’04. Total tonnes moved in Q1’05 increased to compensate for the decrease in copper grades during the quarter and to reflect the October 2004 increase in copper cathode production capacity to 39,000 tonnes per year.

Unit cost of operations increased by 28% in Q1’05 compared to Q1’04. Approximately 60% of the total increase in operating costs is attributed to the increase in power costs and chemical costs. The remaining portion of the increase in costs is mainly attributable to higher diesel and explosives costs and higher commercial and import taxes.

The mine expansion plan to increase copper cathode production to 50,000 tonnes per year is currently anticipated to be put in place by mid 2006 and is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts.

The second step of the plan, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

Currently, each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project also is considering external funding alternatives that would enable accelerated expansion.

C)     DISCONTINUED OPERATIONS

SAVAGE RIVER MINE, TASMANIA

On February 28, 2005, the Company completed of the sale of its total investment and loans to the Savage River operations for two initial cash payments totaling $21.5 million, plus a series of contingent, annual payments based on the annual pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the Company expects to receive by the end of March 2006, cumulative payments totaling approximately $44.0 million. In addition, if the 2005 newly increased pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totaling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.0 million tonnes.

The financial results in Q1’05 only include the activities for the months of January and February 2005. In Q1’05 net income from the Savage River operations totaled $4.5 million compared to a net loss of $8.6 million in Q1’04. Sales revenue for the two month period in 2005 totaled $18.0 million compared to sales revenue of $18.4 million for the three month period in Q1’04. During January and February 2005, the mine sold approximately 30% of its entire metal production at spot market rates resulting in a 76% increase in the average unit sales price for the period.

D)     ADMINISTRATIVE AND OTHER

General and administrative. The $0.5 million decrease in general and administrative expenditures in Q1’05 was primarily due to a $0.7 million decrease in stock-based compensation charges.

Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange loss in Q1’05 is attributable to the weakening of the Canadian dollar against the U.S. dollar.

Write-down of carrying value of long-term investment. In Q1’05 the Company marked to market the carrying value of its investment in Olympus Pacific Minerals Inc. resulting in a $1.4 million write-down in the investment.

Share of loss on significantly influenced investee. The $0.2 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

Share Capital - At May 12, 2005, the Company had a total of 293.9 million common shares and the following purchase warrants outstanding:

Total number of
Share purchase warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million
5.76 million (2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)   Each warrant entitles the holder to acquire one common share.

(2)   Each 10 warrants entitle the holder to acquire one common share.

(3)   In 2005, the expiry date was extended from February, 2005 to February, 2006.

At May 12, 2005, the Company had a total of approximately 8.9 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$5.69. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At March 31, 2005, consolidated working capital was $121.6 million, including cash of $105.6 million, compared with working capital of $144.8 million and cash of $122.6 million at December 31, 2004.

Operating activities. The $25.8 million in cash used in operating activities in Q1’05 was primarily the result of $24.4 million in exploration expenditures.

Investing activities and net cash flow from discontinued operations. In Q1’05, a total of $11.0 million in cash was generated from investing activities, the net result of $15 million proceeds received from the sale of the Savage River operations less $4 million in equipment acquisitions for the S&K, Mongolia and Bakyrchik projects.

Financing activities. Financing activities in Q1’05 consisted mainly of net proceeds totaling $0.9 million from exercise of stock options less $7.5 million of debt repayments by the S&K Mine ($3.75 million net to Ivanhoe Mines).

The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities into the third quarter of 2005. Following completion of the Integrated Development Plan, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for the second half of 2005 and thereafter.

Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.

The Company expects to fund additional planned expenditures for the second half of 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005, and thereafter. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS

As of March 31, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.

At the end of March 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged form those disclosed in its MD&A for the year ended December 31, 2004.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

On March 30, 2005, the Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

At the beginning of Q1’05, the Company applied this change retroactively, resulting in a cumulative $26.2 million charge to the deficit, consisting of an $18.3 million increase in the deficit at the end of 2003 plus an additional $7.9 million increase in the deficit for the 2004 year. The vast majority of pre-stripping costs capitalized by the Company in prior years was related to the Savage River operating activities.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.

RELATED-PARTY TRANSACTIONS

The Company’s related-party transactions are substantially unchanged form the disclosure in its MD&A for the year ended December 31, 2004.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

Form 52-109FT2 — Certification of Interim Filings

I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAPP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 12, 2005

“Robert M. Friedland”
Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

Form 52-109FT2 — Certification of Interim Filings

I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAPP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 12, 2005

“Peter Meredith”
Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.